

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Armon Sharei, Ph.D.
President and Chief Executive Officer
SQZ Biotechnologies Company
200 Arsenal Yards Blvd, Suite 210
Watertown, MA 02472

> **Re:** **SQZ Biotechnologies Company**
> **Registration Statement on Form S-1, as amended**
> **Exhibit Nos. 10.7, 10.8 and 10.9**
> **Filed October 26, 2020**
> **File No. 333-249422**

Dear Dr. Sharei:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

    Sincerely,

    Division of Corporation Finance